David Lubin & Associates, PLLC
                             108 S. Franklin Avenue
                                    Suite 10
                          Valley Stream, New York 11580
                            Telephone: (516) 887-8200
                            Facsimile: (516) 887-8250
                           david@dlubinassociates.com

                                                                   July 24, 2014

BY EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  J. Nolan McWilliams, Attorney-Advisor

     Re: Uni Line Corp.
         Registration Statement on Form S-1
         Filed on May 28, 2014
         File Number 333-196336.

Dear Mr. McWilliams:

     On behalf of Uni Line Corp. (the "Company"), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to Registration Statement on Form S-1/A (the "Amendment") in response to the Commission's comment letter, dated June 24, 2014, with reference to the Company's registration statement on Form S-1 (the "Registration Statement") filed with the Commission on May 28, 2014.

     In addition to the Amendment, the Company responds to the Commission's comments as follows:

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: There are no written communications, research reports or web sites to sell the shares or market the Company.

Registration Statement Cover Page

Calculation of Registration Fee Table

2. If you calculated your registration fee based upon the maximum offering price pursuant to Rule 457(a) of the Securities Act, please move footnote (2) to the Aggregate Offering Price column of your registration fee table.

Response: Footnote (2) has been moved to the Aggregate Offering Price column of the registration fee table.

Prospectus Summary, page 3

Uni Line Corp., page 3

3. We note your disclosure on page 3 that you have signed a lease agreement. This disclosure appears to contradict you disclosure on page 18 that "at present time [you] do not have any leasing agreement signed." Please revise for consistency. In addition, we note that you indicate that your lease agreement is
Exhibit 2.10. However, it appears to be Exhibit 99.1. Please revise for consistency.

Response: The Company corrected the disclosure on page 18 indicating that a lease was signed. The lease is attached to the Amendment as Exhibit 10.3.

4. In this regard, please renumber the exhibit index and refile the lease agreement as exhibit 10.x.

Response: The lease agreement dated March 31, 2014 has been filed as Exhibit
10.3.

5. We note your disclosure on page 3 that you have purchased one commercial juice extractor. However, according to your plan of operations on pages 18 to 24, it appears that you do not intend to purchase your first commercial juice extractor until the fourth to sixth month after the close of the offering and that you intend to purchase it with the proceeds from the offering. Please revise for consistency.

Response: The disclosure on page 3 has been revised to clarify that the Company purchased a juice extractor as a test model without any additional equipment such as a refrigerator or stand.

6. Please disclose your monthly burn rate and how long your present capital will last at that rate.

Response: The disclosure has been revised to state that the Company's monthly burn rate (from inception through May 31, 2014) is $968.22 and that at such rate, based upon current cash on hand, the Company's present capital will last 2 1/2 months.

7. Please disclose that if you are able to raise $25,000 in this offering, you plan to open one juice stand.

Response: The disclosure has been revised to state that if the Company raises $25,000, it plans to open one juice stand.

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
8. Please clarify here that Mr. Ehlert has no prior experience in your industry.

Response: The disclosure has been revised to state that Mr. Ehlert has no prior experience in the Company's industry.

9. We note your disclosure that Mr. Ehlert has verbally agreed to lend funds to you, if necessary, to pay for the registration process, to implement your business plan and to maintain a reporting status with the SEC in the form of a non-secured loan for the next twelve months. Please clarify here and throughout that there is no guarantee that Mr. Ehlert will provide such a loan.

Response: The disclosure has been revised throughout the Amendment to state that there is no guarantee that Mr. Ehlert will make such loans to the Company.

Risk Factors, page 5

10. Please add a risk factor addressing the risks associated with seasonal variations in the demand for the products you intend to sell.

Response: The Company does not anticipate that its demand for products will be seasonal.

11. We note that your first four risk factors address many of the same risks. Please revise to reduce the repetition in such risk factors.

Response: The referenced risk factors have been consolidated to eliminate repetitive disclosure.

Juice companies consist of mostly non-public companies, page 7

12. Please disclose the estimated costs of being a public reporting company.

Response: The disclosure has been revised to state the estimated costs of being a public reporting company.

If we raise price of juice there is a potential chance of reduction in sales, page 9

13. Please address in this risk factor the risk that you may have difficulty setting prices because of your lack of operating history or historical basis for the prices you charge.

Response: The referenced risk factor has been revised to include disclosure that the Company may have difficulty setting prices because it lacks operating history and a historical basis for the prices it charges.

Because our sole officer and director owns 100% of the company's shares, page 10

14. Please include a brief summary of the risks addressed in this risk factor in your prospectus summary section.

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
Response: A summary of the risks in the referenced risk factor has been included in the prospectus summary.

Management's Discussion and Analysis or Plan of Operation, page 16

12 Month Plan of Operations, page 17

15. Please remove your characterization that "[t]his is a proven, valid strategy" and clarify that there is no guarantee that this strategy will generate repeat customers for your business given your lack of historical operating results.

Response: The referenced language has been deleted and disclosure has been added to clarify that there is no guarantee that the Company's strategy will generate repeat customers.

16. Please revise the second to the last paragraph in this section on page 17 to state as a belief and clarify that there is no guarantee that you will develop a reputation for exceptional style, quality and value.

Response: The referenced disclosure has been revised to indicate that it is the Company's belief that a reputation for exceptional style, quality and value will result in customer retention however there can be no guarantee that such reputation will develop.

If $25.000 raised, page 17

17. We note that during the first month of your operations you intend to set up an office. Please reconcile this disclosure with your disclosure on page 17 that you "do not require any office space, until [you] extend [your] operation to 5 locations." Please revise for consistency.

Response: The disclosure has been revised to clarify that the Company currently uses office space provided by its President and it will continue to do so until it operates in 5 locations.

18. We note your disclosure on page 18 that during the second to fourth month of your operations you will begin to look for a leasing property with high traffic flow such as "strip centers, power centers and shopping malls." This description of your business plan seems to contradict your disclosure in your prospectus summary that you intend to take advantage of the "mobility of [your] juice stands" and that you "are going to place them at the most popular tourist places like beach and sports site events for each specific time." Please reconcile this apparent inconsistency.

Response: The prospectus summary has been revised to delete the beach location and to indicate that the Company intends to move its mobile stands to locations such as strip centers, power centers and shopping malls in the colder months of the year.

If $100.000 raised, page 24

19. Please revise the first complete paragraph on page 27 to clarify that there is no guarantee that your president will loan you the cost of one day stock per cart. In addition, this disclosure seems to contradict your disclosure on pages 18 to 27 that you will use $500 from the proceeds of the offering to purchase supplies, including fruits, vegetables, caps lids and straws for each stand. Please revise for consistency.

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
Response: The disclosure that the Company's president will loan the Company the cost of one day's stock has been deleted as the Company will use $500 from the offering proceeds to purchase supplies including fruits, vegetables, caps lids and straws for each stand.

Liquidity and Capital Resources, page 28

20. We note your disclosure in the fourth paragraph of this section that you "are highly dependent upon the success of the private offerings of equity or debt securities." With a view to revised disclosure please tell us about any concurrent or planned private offerings of equity or debt securities.

Response: The disclosure has been revised to clarify that the Company does not have any concurrent or planned offerings.

Description of Business, page 30

Marketing/Locations, page 30

21. Please describe the material terms of your lease here, including a description of the property you are leasing. In addition, please include a brief summary of the property in your prospectus summary section.

Response: The disclosure has been revised to include a description of the material terms of the lease.

Product Description, page 31

Super Angel All Stainless Steel Twin Gear Juicer, page 31

22. It appears that the first sentence in this section contains a typographical error. Please revise for clarity. In addition, please tell us the basis for such statement and state as a belief. Similarly please revise the second, third and fourth sentences in this section to state as beliefs and tell us the basis for such statements.

Response: The referenced disclosure has been revised to correct the typographical error and to state the juicer's qualities as to the Company's belief. The Company's basis for its belief is based upon its President's personal experience with juicers.

Pricing, page 31

23. Please clarify, if true, that the amount you have identified as "profit" on page 31 is gross profit and does not take into consideration the cost of the juice stand operator's commission or the cost of the lease.

Response: The disclosure has been revised to indicate that the profit stated is "gross" profit.

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
Strategy, page 32

24. We note your disclosure that your "pricing strategy is to sell a premium product at a value price." Please clarify what you mean by a "value" price. In addition, this disclosure appears to be inconsistent with your disclosure that you intend to charge the average price that the surrounding restaurants charge for similar products. Please revise for consistency. Finally, please tell us why you believe that your pricing will be "competitive."

Response: The disclosure has been revised to delete the reference to "value" price. The Company believes that its pricing will be competitive because it will be based upon the average prices charged by surrounding restaurants.

25. Please clarify that there is no guarantee that you will attract positive attention from locals and tourists.

Response: The disclosure has been revised to state that there can be no such guarantee as to positive attention from locals and tourists.

Government Regulations, page 32

26. Please disclose any regulations that will impact you once you have begun offering your products, including whether you will be affected by any health and safety regulations.

Response: The Company does not believe that there are any such regulations that will impact its business.

Report of Independent Registered Public Accounting Firm, page F-l

26. We note that the date of the Company's inception as noted in the first and third paragraphs of the report of the independent registered public accounting firm is noted as December 13, 2013 whereas the Company's financial statements indicate that the date of inception is September 5, 2013. Please revise the date of inception indicated in the report of the independent registered public accounting firm so that it is consistent with that noted in the Company's financial statements.

Response: The date of inception indicated in the report of DKM Certified Public Accountants, the Company's independent registered public accounting firm, has been revised to be consistent with the Company's date of inception on September 5, 2013 in its financial statements.

Exhibit 10.1

27. Refer to the second sentence in the second paragraph of the subscription agreement. Representations regarding an investor's reliance on the information contained in the prospectus are inappropriate. If there is additional material information about the investment, please disclose it in the prospectus. Please revise the subscription agreement accordingly and refile as an exhibit to your amended registration statement.

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
Response: There is no additional material information about the investment which is not included in the Amended Registration Statement, or that will not be disclosed in the prospectus.

Exhibit 23.1 Consent of the Independent Registered Public Accounting Firm

28. Please revise the consent of the independent registered public accounting firm to refer to the Company's financial statements as of February 28, 2014 and for the period from inception on September 5, 2013 through February 28, 2014 rather than to the financial statements "as of date and for each of the years ended" as currently noted in the consent.

Response: The auditor's consent has been revised to refer to the Company's financial statements as of February 28, 2014 and for the period from inception on September 5, 2013 through February 28, 2014 rather than to the financial statements "as of date and for each of the years ended".

     The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment, as well as the related acceleration request. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

                                        Very truly yours,


                                        /s/ David Lubin
                                        ------------------------------
                                        David Lubin

cc: Roman Ehlert

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